UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 28, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

Russian Federation, 127083, Moscow, 8 Marta street, 10, bldg.14

(Protocol No 34 of May 26, 2004)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on May 26, 2004 by the decision of the Board of Directors of the Company made on March 24, 2004.

The Annual General Meeting was conducted in form of a meeting with an option to vote on agenda items by sending to the Company the completed voting ballots.

The Meeting was held at 10 Ulitsa 8 Marta, bldg. 14, Moscow, Russian Federation.

The total number of votes held by the shareholders that participated in the Meeting was 36,434,492 constituting 77,92% of the total number of votes held by the Shareholders – holders of the voting stock.

There were no invalid ballots.

The Meeting had a quorum.

Chairman of the Meeting – Chairman of the Board of Directors – Mr. J. Lunder.

Secretary of the Meeting – Secretary of the Board of Directors – Mr. G. Silvestrov.

The agenda of the Meeting:

1.	Approval of the 2003 VimpelCom Annual Report;

2.	Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2003 (prepared in accordance with Russian statutory accounting principles);

3.	Allocation of profits and losses resulting from 2003 operations including non-payment of dividends to holders of shares of common stock and payment of dividends to holders of shares of convertible type A preferred stock;

4.	Election of the Board of Directors;

5.	Election of the Audit Commission;

6.	Approval of the amended and restated Regulations of the Audit Commission;

7.	Approval of external auditors;

8.	Approval of a series of interested party transactions relating to debt financing of and/or leases to VimpelCom-Region;

9.	Approval of reorganization of VimpelCom through statutory merger of KB Impuls into VimpelCom and of the Merger Agreement between VimpelCom and KB Impuls; and

10.	Approval of statutory merger (including related merger agreement between VimpelCom and KB Impuls) as an interested party transaction.

The following decisions were made by the Meeting on each agenda Item:

Item No 1: Approval of the 2003 VimpelCom Annual Report.

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
35,877,041	1,355	556,096

The decision taken:

To approve the 2003 VimpelCom Annual Report.

Item No 2 Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2003 (prepared in accordance with Russian statutory accounting principles).

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
35,847,773	16,977	569,742

The decision taken:

To approve VimpelCom’s 2003 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.

Item No 3 Allocation of profits and losses resulting from 2003 operations including non-payment of dividends to holders of shares of common stock and payment of dividends to holders of shares of convertible type A preferred stock;

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
35,716,173	148,577	569,742

The decision taken:

To not pay annual dividends to holders of shares of Common Stock based on 2003 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2003 results in the amount of 0.1 kopeck per share; and to invest remaining profits resulting from 2003 operating results into the business.

Item No 4 Election of the Board of Directors.

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 420,829,209.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 327,910,428.

Quorum is present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Mikhail Fridman	35,624,461
2. Arve Johansen	35,631,361
3. Pavel V. Kulikov	35,581,336
4. Jo Lunder	39,896,650
5. Alexey M. Reznikovich	35,579,536
6. Alex Sozonoff	35,586,336
7. Terje Thon	35,591,486
8. Henrik Torgersen	35,591,486
9. Natalia S. Tsukanova	35,580,346

Number of votes recognized to be invalid and not counted in the results of voting on this Item is 180,000.

The decision taken:

To elect the following members to the Board of Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alex Sozonoff, Terje Thon, Henrik Torgersen and Natalia S. Tsukanova.

Item No 5 Election of the Audit Commission.

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting and to vote on this Item, is 46,758,801.

The number of votes held by persons who participated in the Meeting and entitled to vote on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
35,848,115	1,384	584,993

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Knut Giske and Nigel Robinson.

Item No 6 Approval of the amended and restated Regulations of the Audit Commission.

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 46,758,801.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
35,858,549	2,270	571,673

The decision taken:

To approve the amended and restated Regulations of the Audit Commission.

Item No 7 Approval of external auditors.

The results of the vote on the seventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
35,842,735	25,814	565,943

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2004 results.

Item No 8 Approval of a series of interested party transactions relating to debt financing of and/or leases to VimpelCom-Region.

The results of the vote on the eighth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, disinterested in the performance of the transaction by the Company, is 23,249,140.

The number of votes held by persons, disinterested in the performance of the transaction by the Company, who participated in the Meeting and voted on this Item, is 13,055,077.

Quorum is present.

For	Against	Abstained
12,646,860	4,838	403,379

The decision taken:

To approve a series of interested party transactions to be concluded in the ordinary course of the Company’s activity, pursuant to which VimpelCom will provide a combination of financing (loans and/or guarantees) and/or leases to VimpelCom-Region with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$200 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom.

Item No 9 Approval of reorganization of VimpelCom through statutory merger of KB Impuls into VimpelCom and of the Merger Agreement between VimpelCom and KB Impuls.

The results of the vote on the ninth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 36,434,492.

Quorum is present.

For	Against	Abstained
36,354,247	2,918	77,327

The decision taken:

Contingent upon approval of Item 10 on the agenda, to approve the reorganization of VimpelCom through the statutory merger of KB Impuls into VimpelCom and to approve the Merger Agreement between VimpelCom and KB Impuls.

Item No 10 Approval of statutory merger (including related merger agreement between VimpelCom and KB Impuls) as an interested party transaction.

The results of the vote on the tenth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, disinterested in the performance of the transaction by the Company, is 23,249,140.

The number of votes held by persons, disinterested in the performance of the transaction by the Company, who participated in the Meeting and voted on this Item, is 13,055,077.

Quorum is present.

For	Against	Abstained
12,974,623	2,959	77,495

The decision taken:

Contingent upon approval of item 9 on the agenda, to approve the statutory merger of KB Impuls into VimpelCom, including the related Merger Agreement between VimpelCom and KB Impuls, as an interested party transaction with a value equal to the market value of the assets of KB Impuls as determined by the Board of Directors of VimpelCom in Protocol No. 5 dated March 24, 2004 on the basis of the report of the appraiser LLC “Economiko-pravovaya Expertiza” dated March 24, 2004.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 125/c dated May 25, 2004): Nikitin Andrei Nikolaevich (chairman), Tatarintseva Olga Vitalievna (secretary), and Smirnov Nikolai Yegorovich (member).

Chairman of the Meeting	Jo Lunder
Secretary of the Meeting	G. Silvestrov

May 26, 2004